UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 3th Floor
Zip Code 1107 – Capital Federal
Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 11, 2020	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

 4Q19 Results Conference Call

 Disclaimer and Forward Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.

Loma Negra continues to deliver strong adjusted EBITDA with margin expansion in 4Q19

- **Argentina business** impacted by persistent macro instability amid the political transition;
- **As reported results**
  - **Net revenues** -15.0% to Ps.9.1 billion (US$147 million)
  - **Adjusted EBITDA** -13.1% to Ps.2.9 billion (US$49 million)
  - **Net majority income** -42.9% to Ps.1.0 billion (US$16 million)
- **Consolidated Adjusted EBITDA margin expanded 69** bps to 31.8% YoY and 300 bps from 3Q19
- **FY19 EBITDA** of US$ 209 million and margin of 31.6%, when excluding Non-Recurrent cost from structure adequacy efforts
- **Solid balance sheet with** Net Debt to LTM Adj. EBITDA ratio of 0.86x
- **Expansion of L´Amalí plant on track**

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.



3

 Political and macroeconomic uncertainty worsened during the quarter  Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM) Survey as of October 2019Source INDEC: ISAC (Indicador Sintético de la Actividad) . Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales    GDP Growth1 (YoY Growth, %)    Construction Activity2 (YoY Growth, %)    Monthly Industry Cement Sales3 (YoY Growth, %)  Industry Cement Sales by Type3 (%)        4

Revenues down 15.0% and 5.5% for the full year, impacted by persistent low activity level amid political transition

LOMA NEGRA

a member of InterCement

Revenue Performance:

- Argentine cement: decreased 9,1% YoY. Volumes contraction of 11.1% partially offset by positive pricing
- Concrete: plunged 55.5% YoY. Volumes down 51.5% as public and private infrastructure works were put on hold
- Paraguay cement: down 4.3% YoY, affected by adverse weather conditions
- Railroad: down 15.5% YoY. Volumes impacted mostly by slowdown in construction activity
- Aggregates: decreased 35.1% YoY with Volumes down 18.6%

Sales Volumes					Revenues (AR$ million)					
		4Q19	4Q18	% Chg.	4Q19	4Q18	% Chg.	2019	2018	% Chg.
Cement, masonry & lime										
Argentina	MM Tn	1.28	1.44	-11.1%	7,027	7,730	-9.1%	29,301	30,336	-3.4%
Paraguay	MM Tn	0.14	0.15	-3.8%	993	1,038	-4.3%	3,876	3,602	7.6%
Cement, masonry & lime total		**1.42**	**1.58**	**-10.4%**	**8,020**	**8,768**	**-8.5%**	**33,177**	**33,937**	**-2.2%**
Argentina:										
Concrete	MM m3	0.13	0.27	-51.5%	800	1,796	-55.5%	4,976	6,791	-26.7%
Railroad	MM Tn	1.12	1.21	-7.5%	868	1,027	-15.5%	3,646	3,980	-8.4%
Aggregates	MM Tn	0.25	0.30	-18.6%	124	191	-35.1%	619	617	0.3%
Total Net Revenues[1]					**9,074**	**10,669**	**-15.0%**	**38,952**	**41,238**	**-5.5%**

(1) Sales volumes include inter-segment sales and Other segments

5

 Gross Profit down 13%, mainly affected by lower demand  Gross Profit & Margin    AR$ Million  Consolidated gross profit down 13.0% YoY, with gross margin expanding 68 bps to 30.0% mainly driven by Cement in Argentine and ParaguayArgentine cement gross margin expanded, benefitting from positive pricing environment and cost controlSG&A as a % of revenues increased 146 bps YoY, to 8.3%, as a result of the 15% drop in Sales  Selling, General & Administrative    AR$ Million  As a % of Sales  7.2%  6.9%  +3.1%    Gross Margin  30.0%  29.3%  -13.0%    6  25.5%  27.8%    +3.0%  7.5%  8.3%    -2.4%

Adjusted EBITDA down 13.1% YoY with mild margin expansion of 69 bps

- **Consolidated Adjusted EBITDA down 13.1%** YoY in 4Q19 mainly affected by Business in Argentina

- **Consolidated Adjusted EBITDA Margin expanded 69 bps** to 31.8% from 31.1% in 4Q18
- **FY19 EBITDA** would have been around US$209 million, with EBITDA margin of 31.6%, when excluding Non-Recurrent cost from structure adequacy efforts
- **Excluding the application of IAS29** the Consolidated Adjusted EBITDA margin expanded **149 bps** YoY from 31.9% to 33.4%
  - **Argentine Cement, masonry cement and lime segment** Adjusted EBITDA margin expanded 135 bps to 36.0%
  - **Cement in Paraguay** Adjusted EBITDA margin expanded by 228 to 42.6% from 40.3% a year ago
  - **Concrete** Adjusted EBITDA margin reversed to -3.6%
  - **Railroad** Adjusted EBITDA margin marked 12.3%
  - **Aggregates** Adjusted EBITDA decreased to 4.4%

Adjusted EBITDA & Margin



AR$ Million
Adjusted EBITDA Margin
31.1%
31.8%
26.6%
28.8%
+2.3%
-13.1%
3,321
2,887
10,954
11,206
4Q18
4Q19
FY18
FY19

	4Q18	4Q19	FY18	FY19
US$ million	58	49	220	199

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

7

Profit before taxes down 39.6% YoY while Net profit was down 42.3% affected by higher interest burden

- **Net Profit breakdown:**
  - **Adjusted EBITDA decreased 13.1**% YoY
  - **Total finance loss** of Ps.205 million in 4Q19 compared to a net gain of Ps.351 million in 4Q18
    - **Foreign exchange gain** of Ps.353 million in 4Q19, compared to a Ps. 488 million in 4Q18, due to a real appreciation of the Ps.
    - **Net Financial expense**, rose by Ps.445 million driven by higher interest rates and total Financial Debt
    - Gain on net monetary was Ps.89 million in 4Q19 compared to Ps.64 million on 4Q18
- **Effective tax rate in** 4Q19 was 33.6% from 30.5% in 4Q18
- **Net Profit Attributable to Owners of the Company** in 4Q19 decreased 42.8% YoY in peso terms and 54.2% measured in US$



Finance Costs, net
AR$ Million
351
-205
-2,558
-1,809
4Q18
4Q19
FY18
FY19



Net Profit Attributable to Owners
AR$ Million
-42.8%
+38.7%
1,835
1,050
2,769
3,839
4Q18
4Q19
FY18
FY19

US$	36	16	77	49

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

8

Robust balance sheet and sound debt profile  Debt by Currency    Debt by Interest Rate    Cash position of Ps.2.6 billion and total debt at Ps.12.2 billion in December’19Net Debt of Ps.9.7 billion (US$ 161 million) at December’19Net Debt/ LTM Adj. EBITDA ratio of 0.86x in FY19 compared with 0.43x in FY18Operating cash flow for FY19 increased 33% YoY, mainly due to higher profitability and lower working capital needs Capital expenditures of Ps.11.8 billion in FY19 (73% applied to expansion of production capacity in L’Amalí plant)Reinvestment of 2019 Earnings  Cash Flow Highlights        FY19  FY18  Net cash generated by operating activities      8,542  6,428          Net cash used in investing activities      (11,835)  (6,498)          Net cash (used in) generated by financing activities       1,415   (3,677)          Cash and cash equivalents at the end of the period      2,567  4,464  9  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

 Looking into 2020  Amid a expected challenging scenario, we remain focused on delivering strong results Cement demand expected to turnaround by mid-year on the back of overall economic recoveryL’Amalí plant expansion on track for completion in mid 2020 Healthy cash flow generation and solid balance sheet   L´Amalí2: Mill, Preheaters, and Kiln  L´Amalí2: Pre-Homogenization Dome  10  L´Amalí2: Raw Mill

   Questions & Answers

 Exhibit: Summary Financial Statements

 Income Statement  13

 Balance Sheet    14

 Statement of Cash Flows  15

 Adjusted EBITDA Reconciliation & Margin  16

 IR Contact  Marcos I. GradinChief Financial Officer and Investor RelationsGaston PinnelInvestor Relations Manager+54-11-4319-3050investorrelations@lomanegra.com